EXHIBIT 99.1

Just Energy Sets Date for Shareholder Meeting

TORONTO, April 06, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE) (NYSE:JE) announced today that it will hold its annual and special meeting of shareholders (the “Meeting”) on August 11, 2020.

The meeting will deal with normal course matters, matters related to the requisition for a special meeting of shareholders received by Robert L. Snyder Trust – 2005 Stream (“Snyder”) and any other necessary business.  The date selected reflects the impact of the ongoing COVID-19 pandemic, associated restrictions on public gatherings, and the difficulties in holding a potentially contested virtual-only meeting in Canada.

Shareholders will receive detailed information about the matters presented at the Meeting and how to vote in a management information circular in advance of August 11, 2020. Shareholders should read the information carefully before deciding how to vote. In the meantime, there is no need for shareholders to take any action.

The Board’s priority remains on the safety and well-being of its employees, customers, their families and communities, as the COVID-19 pandemic evolves, and ensuring the Company’s business continuity plans are carefully executed.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the impact of COVID-19 on the Company’s business. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, and the Company undertakes no obligation to update or revise any forward-looking statement. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business and sales including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the ability of the Company to extend its credit facility, the results of strategic review process, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
Phone: 713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: 617-982-0475
michael.cummings@alpha-ir.com

Media

Ian Robertson
President
Kingsdale Advisors
Cell: 647-621-2646
irobertson@kingsdaleadvisors.com

Source: Just Energy Group Inc.